Exhibit 99.1

UROPLASTY REPORTS FINANCIAL RESULTS FOR THE FISCAL FOURTH QUARTER
AND FULL YEAR 2011

~Fourth quarter sales increase 35% to $4.0 Million~
~Sales to U.S. customers up 54% driven by a 43% increase in Urgent® PC and a 60% increase in Macroplastique®~
~346 Active Urgent PC customers in the fourth quarter set new quarterly record~
~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, May 25, 2011 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the fourth quarter and full fiscal year ended March 31, 2011.

Global sales grew 35% to $4.0 million in the fiscal fourth quarter ended March 31, 2011, compared with $3.0 million in the fourth fiscal quarter a year ago.  The growth reflected strength in U.S. sales, up 54% from the fiscal fourth quarter ended March 31, 2010.  U.S. sales growth was driven by a 43% increase in sales of the Urgent PC Neuromodulation System to $1.3 million compared with the same quarter in the prior fiscal year.  The number of customers in the U.S. who purchased Urgent PC increased to 346 in the fiscal fourth quarter, establishing a new quarterly record for active customers.  The growth of Urgent PC sales follows the availability of the Category I CPT® code for posterior tibial nerve stimulation (PTNS) effective January 2011; positive coverage decisions by 10 of the 13 regional Medicare carriers and a number of private payers; and favorable reimbursement rates.  In addition, with continued focused sales and marketing efforts, sales of Macroplastique in the U.S. increased 60% in the fiscal fourth quarter ended March 31, 2011, compared with the fiscal fourth quarter a year ago.

“The fiscal fourth quarter ended March 31, 2011 was a strong finish to our 2011 fiscal year and demonstrates the growth potential for Uroplasty as adoption of Urgent PC in the U.S. continues to grow,” said David Kaysen, President and CEO of Uroplasty, Inc.  “Active customers increased to 346 in the recent quarter from 236 in the fiscal third quarter, reflecting the demand for Urgent PC in the U.S.  We expect the number of active customers will continue to grow.”

“We recently announced that effective May 22, NHIC, the regional Medicare carrier for Maine, Massachusetts, New Hampshire, Rhode Island and Vermont, will begin to cover PTNS treatments, and, effective May 1, CIGNA Government Services, which also has a positive coverage policy for PTNS treatments, will become the new Medicare carrier for Kentucky,” Mr. Kaysen continued.  “With these additions, 10 of the 13 regional Medicare carriers representing approximately 31 million Medicare lives in 35 states provide coverage for PTNS treatments.  United Healthcare, a nationwide private insurer, and Excellus BlueCross BlueShield, a regional insurer in upstate New York, also recently initiated coverage of PTNS treatments.  We estimate that private payers providing insurance to 70 million lives have elected to provide coverage for PTNS treatments.”

“In addition to demonstrating the benefits of Urgent PC to new physicians, our sales and marketing team is focused on increasing penetration at existing accounts,” Mr. Kaysen said.  “At the end of March, we had 31 employed sales representatives, supported in the field by four reimbursement managers.  We expect to expand geographic coverage during fiscal 2012 and have already added four additional representatives since March 31.  In addition to our success with Urgent PC, sales of Macroplastique in the U.S were also very strong in the quarter.  We anticipate that this strength will continue in the short term because of expected discontinuation of a competing product.”

“Fiscal 2011 was a very productive year for the Company.  Supported by sound clinical studies, a well-trained and motivated sales and support staff, and sufficient capital, we are well-positioned to pursue our growth opportunities in the U.S.  We are also moving forward with our plan to explore the regulatory path in the U.S. for Urgent PC to treat fecal incontinence,” Mr. Kaysen concluded.

Fiscal Fourth Quarter and Full Year Results for the Period Ended March 31, 2011

Net sales for the fiscal fourth quarter ended March 31, 2011 totaled $4.0 million, an increase of 35% over net sales of $3.0 million for the year-ago quarter.  Fiscal year 2011 net sales were $13.8 million, a 16% increase over fiscal 2010 sales of $11.9 million.  Excluding the impact of foreign exchange translation, sales grew by 19%.

Sales to customers in the U.S. for the fiscal fourth quarter ended March 31, 2011 were $2.4 million, a 54% increase, compared to $1.6 million in the year-ago quarter, and an increase of 21% over fiscal third quarter sales of $2.0 million.  In fiscal 2011, sales to customers in the U.S. totaled $7.9 million, representing a 31% increase over sales of $6.1 million in fiscal 2010.

Sales in the U.S. of the Urgent PC product for the fiscal fourth quarter ended March 31, 2011 increased 43% to $1.3 million compared with $909,000 for the same period last year and an increase of  26% over fiscal third quarter sales of $1 million.  The Company sold 1,668 Urgent PC lead set boxes to 346 customers in the fiscal fourth quarter ended March 31, 2011 compared to 1,379 boxes to 236 customers in the third fiscal quarter ended December 31, 2010.  The increase in sequential sales of lead set boxes and number of customers in the fourth fiscal quarter is attributable  primarily to the listed CPT code assigned effective January 2011 and expanded  third-party coverage for PTNS treatments.  For fiscal 2011, Urgent PC sales totaled $4.3 million, representing an increase of 11%, over sales of $3.8 million in fiscal 2010.

Sales in the U.S. of Macroplastique increased 60% to $1.0 million for the fiscal fourth quarter ended March 31, 2011, from $654,000 for the same period last year.  Fiscal 2011 sales of Macroplastique increased 60% to $3.5 million compared with $2.2 million in fiscal 2010.

Net sales to customers outside of the U.S. for the fiscal fourth quarter ended March 31, 2011 were $1.6 million, an increase of 13% from $1.4 million in the same quarter last year.  Fiscal year 2011 sales totaled $5.9 million, up 1%, compared with $5.8 million in fiscal 2010.  Excluding the impact of foreign exchange translation, sales increased by approximately 7%.

Operating loss for the fiscal fourth quarter ended March 31, 2011 was $1.3 million compared with $561,000 in the prior year quarter.  The fiscal 2011 operating loss was $4.7 million compared with $3.2 million in fiscal 2010.  The operating loss, excluding non-cash charges for share-based compensation and depreciation and amortization expense, of $928,000 in the fiscal fourth quarter increased from approximately $218,000 in the year ago quarter, and increased to $3.1 million in fiscal 2011 from $1.7 million in fiscal 2010.  The increase in loss is largely due to higher expenses related to increased headcount in sales and support staff and higher marketing expense in the U.S.  The net loss for the fiscal fourth quarter ended March 31, 2011 was $1.3 million, or $0.06 per diluted share, compared to a net loss of $577,000, or $0.04 per diluted share, in the year-ago quarter.  Fiscal year 2011 net loss was $4.6 million, or $0.25 per diluted share, versus $3.2 million, or $0.21 per diluted share in fiscal 2010.

Total cash and cash investments at March 31, 2011 were $19.6 million, which includes $14.1 million of cash, cash equivalents and short-term investments and $5.5 million of long-term investments.  In July 2010, the Company raised net proceeds of $14.9 million in a public offering of 4.6 million shares at a price of $3.50 per share.  The Company plans to use the proceeds to expand the U.S. sales and marketing organizations to support the Urgent PC business, and for clinical studies, working capital and general corporate purposes.

Conference Call
Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the fourth quarter and full fiscal year ended March 31, 2011. David Kaysen, President and Chief Executive Officer and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-6009. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4439831#.

About Uroplasty, Inc.
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in
The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions.  Our focus is the continued commercialization of our Urgent PC Neuromodulation System, which we believe is the only FDA-cleared minimally invasive, office-based neuromodulation therapy for the treatment of overactive bladder and the associated symptoms of urinary urgency, urinary frequency and urge incontinence.

We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information
This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

CPT is a registered trademark of the American Medical Association.

For Further Information:
Uroplasty, Inc.	EVC Group
David Kaysen, President and CEO, or	Doug Sherk/Jenifer Kirtland (Investors)
Medi Jiwani, Vice President, CFO, and	415.896.6820
Treasurer	Chris Gale (Media)
952.426.6140	646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31, (unaudited)		Year Ended March 31,
	2011	2010	2011	2010

Net sales	$4,014,643	$2,982,656	$13,787,032	$11,863,202
Cost of goods sold	676,700	466,412	2,386,431	2,058,855

Gross profit	3,337,943	2,516,244	11,400,601	9,804,347

Operating expenses
General and administrative	833,311	597,701	3,442,179	2,798,900
Research and development	423,101	420,211	1,719,532	1,785,405
Selling and marketing	3,214,660	1,848,534	10,092,062	7,576,776
Amortization	211,094	211,048	843,602	845,553
	4,682,166	3,077,494	16,097,375	13,006,634

Operating loss	(1,344,223)	(561,250)	(4,696,774)	(3,202,287)

Other income (expense)
Interest income	19,664	15,639	72,426	92,736
Interest expense	(530)	(3,490)	(5,067)	(14,476)
Foreign currency exchange gain (loss)	(2,145)	(14,522)	10,722	(37,552)
Other, net	(581)	(670)	(773)	(853)
	16,408	(3,043)	77,308	39,855

Loss before income taxes	(1,327,815)	(564,293)	(4,619,466)	(3,162,432)

Income tax expense	577	12,349	28,837	41,379

Net loss	$(1,328,392)	$(576,642)	$(4,648,303)	$(3,203,811)

Basic and diluted loss per common share	$(0.06)	$(0.04)	$(0.25)	$(0.21)

Weighted average common shares outstanding:
Basic and diluted	20,584,668	14,946,540	18,874,009	14,944,354

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
March 31,

	2011	2010

Assets
Current assets:
Cash and cash equivalents & short-term investments	$14,084,150	$5,811,269
Accounts receivable, net	2,085,262	1,287,440
Inventories	677,960	341,497
Income tax receivable	-	23,820
Other	348,100	237,321
Total current assets	17,195,472	7,701,347

Property, plant, and equipment, net	1,210,542	1,230,771
Intangible assets, net	1,725,136	2,533,095
Long-term investments	5,508,701	-
Deferred tax assets	87,031	108,530
Total assets	$25,726,882	$11,573,743

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$658,107	$485,594
Current portion – deferred rent	35,000	35,000
Income tax payable	6,901	10,000
Accrued liabilities:
Compensation	1,597,657	903,057
Other	247,451	212,028

Total current liabilities	2,545,116	1,645,679

Deferred rent – less current portion	77,272	112,500
Accrued pension liability	475,845	601,037

Total liabilities	3,098,233	2,359,216

Total shareholders’ equity	22,628,649	9,214,527

Total liabilities and shareholders’ equity	$25,726,882	$11,573,743

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended March 31,

	2011	2010
Cash flows from operating activities:
Net loss	$(4,648,303)	$(3,203,811)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,119,227	1,138,077
Loss on disposal of equipment	5,358	853
Amortization of premium on marketable securities	18,910	-
Share-based consulting expense	11,261	-
Share-based compensation expense	422,893	414,507
Deferred income taxes	26,192	(39,741)
Deferred rent	(35,228)	(35,076)
Changes in operating assets and liabilities:
Accounts receivable	(752,970)	(56,052)
Inventories	(328,754)	172,723
Other current assets and income tax receivable	(85,529)	(42,827)
Accounts payable	170,326	(127,355)
Accrued liabilities	705,474	(152,700)
Accrued pension liability, net	(5,322)	39,159
Net cash used in operating activities	(3,376,465)	(1,892,243)

Cash flows from investing activities:
Proceeds from maturity of marketable securities	7,261,568	5,500,000
Purchases of marketable securities	(17,318,915)	(4,500,000)
Purchases of property, plant and equipment	(229,131)	(111,154)
Proceeds from sales of equipment	-	2,800
Payments for intangible assets	(35,643)	-
Net cash (used in) provided by investing activities	(10,322,121)	891,646

Cash flows from financing activities:
Net proceeds from public offering of common stock	14,917,059	-
Net proceeds from exercise of warrants and options	2,542,207	-
Net cash provided by financing activities	17,459,266	-

Effect of exchange rates on cash and cash equivalents	(8,376)	35,567

Net increase (decrease) in cash and cash equivalents	3,752,304	(965,030)

Cash and cash equivalents at beginning of year	2,311,269	3,276,299

Cash and cash equivalents at end of year	$6,063,573	$2,311,269

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$17	$7,697
Cash paid during the year for income tax	17,549	135,032

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss for the fourth quarter of fiscal 2011 and 2010 was approximately $928,000 and $218,000, respectively.

		Expense Adjustments
	GAAP	Share-based Compensation	Depreciation	Amortization	Non-GAAP
Three Months Ended March 31, 2011
Gross Profit	$3,338,000	$4,000	$9,000		$3,351,000
% of sales	83%				83%
Operating Expenses
General & administrative	833,000	(101,000)	(36,000)		696,000
Research and development	423,000	(6,000)	(3,000)		414,000
Selling and marketing	3,215,000	(34,000)	(12,000)		3,169,000
Amortization	211,000			$(211,000)	-
	4,682,000	(141,000)	(51,000)	(211,000)	4,279,000

Operating Loss	$(1,344,000)	$145,000	$60,000	$211,000	$(928,000)

Three Months Ended March 31, 2010
Gross Profit	$2,516,000	$4,000	$15,000		$2,535,000
% of sales	84%				85%
Operating Expenses
General & administrative	598,000	(22,000)	(40,000)		536,000
Research and development	420,000	(8,000)	(3,000)		409,000
Selling and marketing	1,848,000	(24,000)	(16,000)		1,808,000
Amortization	211,000			$(211,000)	-
	3,077,000	(54,000)	(59,000)	(211,000)	2,753,000

Operating Loss	$(561,000)	$58,000	$74,000	$211,000	$(218,000)

Our non-GAAP operating loss for fiscal 2011 and 2010 was approximately $3.1 million and $1.7 million, respectively.

		Expense Adjustments
	GAAP	Share-based Compensation	Depreciation	Amortization	Non-GAAP
Year Ended March 31, 2011
Gross Profit	$11,401,000	$17,000	$52,000		$11,470,000
% of sales	83%				83%
Operating Expenses
General & administrative	3,442,000	(269,000)	(150,000)		3,023,000
Research and development	1,720,000	(27,000)	(10,000)		1,683,000
Selling and marketing	10,092,000	(121,000)	(63,000)		9,908,000
Amortization	844,000			$(844,000)	-
	16,098,000	(417,000)	(223,000)	(844,000)	14,614,000

Operating Loss	$(4,697,000)	$434,000	$275,000	$844,000	$(3,144,000)

Year Ended March 31, 2010
Gross Profit	$9,805,000	$27,000	$58,000		$9,890,000
% of sales	83%				83%
Operating Expenses
General & administrative	2,799,000	(191,000)	(155,000)		2,453,000
Research and development	1,785,000	(49,000)	(13,000)		1,723,000
Selling and marketing	7,577,000	(147,000)	(66,000)		7,364,000
Amortization	846,000			$(846,000)	-
	13,007,000	(387,000)	(234,000)	(846,000)	11,540,000

Operating Loss	$(3,202,000)	$414,000	$292,000	$846,000	$(1,650,000)